UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

Groupon, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

399473107
(CUSIP Number)

David L. Caplan

Partner & General Counsel

Atairos Management L.P.

620 Fifth Avenue

New York, NY 10020

(646) 690-5220

With a Copy to:

William J. Chudd

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4089

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107
1.	Names of Reporting Persons. A-G Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described below). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. A-G Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described below). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described below). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described below). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Partners GP, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described below). See Item 5 of this Schedule 13D.

CUSIP No. 399473107
1.	Names of Reporting Persons. Michael J. Angelakis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,296,300(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,296,300(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,296,300(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described below). See Item 5 of this Schedule 13D.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Groupon, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 600 West Chicago Avenue, Suite 400, Chicago, IL, 60654.

A-G Holdings, L.P., a Delaware limited partnership (“AGH”), owns $250,000,000 aggregate principal amount of 3.25% Senior Convertible Notes due 2022 of the Company (the “Notes”). The Notes are convertible into cash, shares of Common Stock or a combination of cash and Common Stock, at the Company’s option, at any time prior to the close of business on the scheduled trading day immediately preceding April 1, 2022, at an initial conversion rate of 185.1852 shares of Common Stock per $1,000 principal amount of the Notes (which represents an initial conversion price of approximately $5.40 per share), in each case subject to certain adjustments determined in the manner set forth in the Indenture (as defined below).

Item 2. Identity and Background

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a)	The term “Reporting Persons” collectively refers to:

•	AGH;

•	A-G Holdings GP, LLC, a Delaware limited liability company (“AGGP”);

•	Atairos Group, Inc. a Cayman Islands exempted company (“Atairos”);

•	Atairos Partners, L.P., a Cayman Islands exempted limited partnership (“AP”);

•	Atairos Partners GP, Inc., a Cayman Islands exempted company (“APGP”); and

•	Michael J. Angelakis, a United States citizen.

(b) The business address of each of the Reporting Persons is: c/o Atairos Management, L.P., 40 Morris Road, Bryn Mawr, PA 19010 with a copy to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017.

(c) Michael J. Angelakis is the Chairman and Chief Executive Officer of Atairos, an independent private company focused on supporting growth-oriented businesses across a wide range of industries. The board of directors of Atairos and APGP consists of Michael J. Angelakis, Alexander D. Evans, David L. Caplan and Clare McGrory, each of whom is also an executive officer of Atairos and APGP. Current information concerning the identity and background of the directors and executive officers of Atairos and APGP is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Statement.

Michael J. Angelakis directly or indirectly controls a majority of the voting power of APGP. APGP is the general partner of AP, which is the sole voting shareholder of Atairos. Atairos is the sole member of AGGP and sole limited partner of AGH. AGGP is the general partner of AGH.

(d) During the last five years, none of the Reporting Persons nor any manager, executive officer, or director, as applicable, of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any manager, executive officer, or director, as applicable, of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto. Alexander D. Evans, David L. Caplan and Clare McGrory are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the purchase of the Notes was capital contributed by the shareholders of Atairos.

The disclosures under Item 6 are incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Notes and acquired beneficial ownership of the Common Stock issuable upon conversion of the Notes with the intent to hold the securities for investment purposes.

Consistent with these investment purposes, the Reporting Persons, including Michael J. Angelakis, the director appointed to the Company’s board of directors at the Closing (as defined below) pursuant to AGH’s right to nominate a director under the Investment Agreement (as defined below), may have discussions with management and other members of the board of directors of the Issuer from time to time, and may make suggestions and give advice to the Issuer, including with respect to strategic matters.

The disclosures under Item 6 are incorporated herein by reference.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Persons intend to continuously review the investment in the Issuer, and may in the future determine (subject to the terms of the Investment Agreement, to the extent applicable) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Indenture (as defined below) and the Investment Agreement, the Reporting Persons are the beneficial owners of 46,296,300 shares of Common Stock, which represents the number of shares of Common Stock issuable upon conversion of the Notes if the Company elects to settle its conversion obligation solely through shares of Common Stock at the initial conversion rate described above. Such number of shares of Common Stock represent 7.5% of the shares of Common Stock outstanding based on 575,079,125 shares of Common Stock outstanding as of April 1, 2016 (exclusive of shares of Common Stock issuable pursuant to equity awards granted under the Company’s equity plans), which number the Company reported in its preliminary proxy filed with the U.S. Securities and Exchange Commission on April 8, 2016 (the “Proxy”).

As a result of the Voting Agreement (as defined below), the Reporting Persons may be deemed to be members of a “group” with the parties to the Voting Agreement, including Eric Lefkofsky (“Lefkofsky”), Bradley Keywell

(“Keywell”), New Enterprise Associates 12, Limited Partnership (“NEA”), and certain of their respective affiliates. As of April 1, 2016, based on the Proxy, (i) Lefkofsky and certain of his affiliates beneficially own 102,339,711 shares of Common Stock and 999,984 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), (ii) Keywell and certain of his affiliates beneficially own 30,420,104 shares of Common Stock and 400,008 shares of Class B Common Stock, and (iii) NEA owns 43,984,956 shares of Common Stock. Additionally, as of March 31, 2016, New Enterprise Associates, LLC, an affiliate of NEA, beneficially owns 21,380 shares of Common Stock, which number such person represented and warranted to AGH in the Voting Agreement.

In addition, as a result of the Voting Agreement, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other parties to the Voting Agreement, which represent 178,166,143 shares of Common Stock (consisting of 176,766,151 shares of Common Stock and 1,399,992 shares of Common Stock issuable to certain affiliates of Lefkofsky and Keywell upon the conversion of 1,399,992 shares of Class B Common Stock), or approximately 28.6% of the shares of Common Stock outstanding based on 575,079,125 shares of Common Stock outstanding as of April 1, 2016, which number the Company reported in its Proxy.

(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investment Agreement

On April 3, 2016, the Company entered into an investment agreement (the “Investment Agreement”) with AGH, relating to the issuance to AGH of the Notes. The transactions contemplated by the Investment Agreement (the “Transactions”) closed on April 4, 2016 (the “Closing”).

Board Representation. Pursuant to the terms of the Investment Agreement, in connection with the Closing, the Company’s Board of Directors (the “Board”) increased the size of the Board from nine directors to ten directors and elected Michael J. Angelakis, a nominee designated by AGH, to the Board. AGH’s right to nominate a director will terminate if AGH and its affiliates beneficially own less than the greater of (i) 66.7% of the Company’s Common Stock owned by AGH immediately following the Closing (as equitably adjusted for any stock split, reverse stock split, combination, recapitalization or similar event with respect to the Common Stock, and excluding from the shares of Common Stock deemed to be beneficially owned by AGH at such time for such purpose any shares of Common Stock that may be deemed to be beneficially owned by AGH at such time solely by reason of the Voting Agreement) and (ii) 4% of the number of shares of Common Stock then outstanding (on an as-converted basis and, for the avoidance of doubt, including in the shares of Common Stock deemed to be beneficially owned by AGH at such time for such purpose any shares of Common Stock that may be deemed to be beneficially owned by AGH at such time solely by reason of the Voting Agreement).

For so long as AGH has the right to nominate a director to the Board, the Company has, subject to the approval of the nominating and corporate governance committee of the Board, agreed to include such person in its slate of nominees for election to the Board at each of the Company’s meetings of stockholders in which directors are to be elected and to use its reasonable efforts to cause the election of such person.

Standstill. Pursuant to the Investment Agreement, AGH has agreed, subject to certain exceptions, that until the earliest of (i) the later of (A) the date that is six months following such time as AGH no longer has the right to nominate a director or (B) April 4, 2019, (ii) the effective date of a change of control of the Company or (iii) 90 days after AGH does not beneficially own any Notes or shares of Common Stock (the “Standstill Period”), AGH will not, among other things: (i) acquire any securities of the Company if, immediately after such acquisition, AGH would collectively own in the aggregate more than 20.0% of the then outstanding voting securities of the Company, (ii) propose or seek to effect any tender or exchange offer, merger or other business combination involving the Company or its securities, or make any public statement with respect to such transaction, (iii) make, or in any way participate in any “proxy contest” or other solicitation of proxies, (iv) sell, transfer or otherwise dispose of any voting securities of the Company to any person who is (or will become upon consummation of such sale, transfer or other disposition) a beneficial owner of 20.0% or more of the outstanding voting securities of the Company, or (v) call or seek to call any meeting of stockholders or other referendum or consent solicitation.

Transfer Restrictions and Registration Rights. The Investment Agreement restricts AGH’s ability to transfer the Notes or shares issuable upon conversion of the Notes, subject to certain exceptions specified in the Investment Agreement. In particular, prior to the earlier of (i) April 4, 2018 and (ii) a change of control of the Company, AGH will be restricted from transferring or entering into an agreement that transfers the economic consequences of ownership of the Notes or shares issuable upon conversion of the Notes. These restrictions do not apply to, among others, transfers to affiliates and pledges of the Notes or shares issuable upon conversion of the Notes, or the satisfaction of obligations related to pledged Notes or shares issuable upon conversion of the Notes, in each case in connection with one or more bona fide financing arrangements.

Subject to certain limitations, the Investment Agreement provides AGH with certain registration rights for the Notes and shares of Common Stock held by AGH, including shares of Common Stock issuable upon conversion of the Notes.

The foregoing description of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, a copy of which is attached here as Exhibit 2.

Voting Agreement

In connection with the Closing, the Company and AGH entered into a voting agreement, dated as of April 4, 2016, with Lefkofsky, Keywell, NEA and certain of their respective affiliates (the “Voting Agreement”), pursuant to which such stockholders committed to vote the shares that each holder owns in favor of AGH’s director nominee at any annual or special meeting at which directors of the Company are elected.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, a copy of which is attached here as Exhibit 3.

Indenture

In connection with the Closing, the Company and U.S. Bank, National Association (the “Trustee”) entered into an indenture dated as of April 4, 2016 (the “Indenture”) pursuant to which the Notes were issued to AGH.

The Notes bear interest at a rate of 3.25% per annum, payable annually in arrears in cash on April 1 of each year, beginning on April 1, 2017. The Notes will mature on April 1, 2022 (the “Maturity Date”), subject to earlier conversion or redemption.

The Notes are convertible into cash, shares of Common Stock or a combination of cash and Common Stock, at the Company’s option, at any time prior to the close of business on the scheduled trading day immediately preceding the Maturity Date, at an initial conversion rate of 185.1852 shares of Common Stock per $1,000 principal amount of the Notes (which represents an initial conversion price of approximately $5.40 per share), in each case subject to certain adjustments determined in the manner set forth in the Indenture.

Holders of Notes that are converted in connection with a Make-Whole Fundamental Change, as defined in the Indenture, are, under certain circumstances, entitled to an increase in the conversion rate for such Notes based on the effective date of such event and the applicable price attributable to the event as set forth in a table contained in the Indenture. The definition of Make-Whole Fundamental Change includes a sale of substantially all the Company’s assets, a change of control of the Company by way of a tender offer, merger or similar event, and the adoption of a plan relating to the Company’s liquidation or dissolution.

The Notes are senior unsecured obligations of the Company and rank equal in right of payment to all senior unsecured indebtedness of the Company, and will rank senior in right of payment to any indebtedness that is contractually subordinated to the Notes.

The foregoing description of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Indenture, a copy of which is filed as Exhibit 4.1 to the Company’s Current Report filed on Form 8-K on April 3, 2016 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, of the Reporting Persons, dated as of April 14, 2016, among the Reporting Persons (filed herewith).

Exhibit 2: Investment Agreement, dated as of April 3, 2016, between the Company and AGH (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 1-35335), dated April 3, 2016 and incorporated herein by reference).

Exhibit 3: Voting Agreement, dated as of April 4, 2016, among the Company, AGH, Lefkofsky, Keywell, NEA and the other parties thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (SEC File No. 1-35335), dated April 3, 2016 and incorporated herein by reference).

Exhibit 4: Indenture, dated as of April 4, 2016, between the Company and U.S. Bank, National Association, as trustee (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 1-35335), dated April 3, 2016 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2016.

A-G HOLDINGS, L.P.

By:	A-G HOLDINGS GP, LLC, its general partner

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

A-G HOLDINGS GP, LLC

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

[Signature Page to Schedule 13D – Groupon, Inc.]

MICHAEL J. ANGELAKIS

By:	/s/ MICHAEL J. ANGELAKIS

[Signature Page to Schedule 13D – Groupon, Inc.]

SCHEDULE A

Directors and Officers of Atairos Group, Inc. and Atairos Partners GP, Inc.

Name	Office	Principal Business Address	Citizenship

Michael J. Angelakis	Chairman and Chief Executive Officer	40 Morris Road	United States of America
Bryn Mawr, PA 19010

Alexander D. Evans	Director and Vice President	620 Fifth Avenue, Rockefeller	United States of America
Plaza, New York, NY 10020

David L. Caplan	Director, Vice President, and	620 Fifth Avenue, Rockefeller	United States of America
	General Counsel	Plaza, New York, NY 10020
United States of America
Clare McGrory	Director and Chief Financial Officer	40 Morris Road
Bryn Mawr, PA 19010

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Groupon, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of April, 2016.

A-G HOLDINGS, L.P.

By:	A-G HOLDINGS GP, LLC, its general partner

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

A-G HOLDINGS GP, LLC

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vices President and General Counsel

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

[Signature Page of Joint Filing Agreement to Schedule 13D – Groupon, Inc.]

MICHAEL J. ANGELAKIS

By:	/s/ MICHAEL J. ANGELAKIS

[Signature Page of Joint Filing Agreement to Schedule 13D – Groupon, Inc.]